


SEC MAIL PROCESSING
RECEIVED
FEB 23 2007
WASH, D.C.
186
SECTION

SE COMMISSION
07000726 549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number

8-50140

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2006** and ending **December 31, 2006**

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
Loop Capital Markets, LLC

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
200 West Jackson Blvd., Suite 1600
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Albert R. Grace, Jr. (312) 913-4905
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

PROCESSED
MAR 12 2007
THOMSON FINANCIAL

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*



LOOP CAPITAL MARKETS

OATH OR AFFIRMATION

I, Albert R. Grace, Jr., swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Loop Capital Markets, LLC as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President

Title

Notary Public


"OFFICIAL SEAL"
Wanda D. White
Notary Public, State of Illinois
My Commission Expires March 30, 2009

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*


SEC MAIL
RECEIVED
PROCESSING
FEB 2 3 2007
WASH. D.C.
186
SECTION

LOOP CAPITAL MARKETS, LLC

Chicago, Illinois

STATEMENTS OF FINANCIAL CONDITION

Including Independent Auditors' Report

December 31, 2006 and 2005

(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)

LOOP CAPITAL MARKETS, LLC

TABLE OF CONTENTS


Virchow Krause
& company

INDEPENDENT AUDITORS' REPORT

The Members of
Loop Capital Markets, LLC
Chicago, Illinois

We have audited the accompanying statements of financial condition of Loop Capital Markets, LLC as of December 31, 2006 and 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Loop Capital Markets, LLC as of December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Chicago, Illinois
February 8, 2007

LOOP CAPITAL MARKETS, LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

ASSETS

	2006	2005
CURRENT ASSETS		
Cash and cash equivalents	$ 3,906,413	$ 3,494,875
Deposits with clearing broker-dealer	127,054	125,577
Underwriting receivables	2,853,917	1,364,642
Fees and commissions receivable	890,124	370,131
Securities owned	10,073,755	5,468,578
Prepaid expenses and other	187,875	72,538
Total Current Assets	18,039,138	10,896,341
FURNITURE AND EQUIPMENT		
Equipment held under capital leases	546,782	670,262
Equipment	713,038	517,802
Furniture and fixtures	1,038,594	1,038,595
Total Furniture and Equipment	2,298,414	2,226,659
Less - accumulated depreciation and amortization	1,354,700	1,004,103
Net Furniture and Equipment	943,714	1,222,556
OTHER ASSETS		
Non-depreciable assets	47,073	47,073
Total Other Assets	47,073	47,073
TOTAL ASSETS	$ 19,029,925	$ 12,165,970

LIABILITIES AND MEMBERS' EQUITY

	2006	2005
CURRENT LIABILITIES		
Obligations under capital leases, current portion	$ 131,844	$ 152,983
Securities sold, not yet purchased, at market value	2,155,391	-
Accounts payable	703,050	378,347
Accrued expenses	2,793,367	647,043
Accrued income taxes	-	17,500
Due to clearing broker-dealer	4,917,118	4,261,322
Total Current Liabilities	10,700,770	5,457,195
LONG-TERM LIABILITIES		
Obligations under capital leases	129,656	202,319
Deferred rent	97,874	87,181
Total Liabilities	10,928,300	5,746,695
SUBORDINATED BORROWINGS	2,500,000	2,500,000
MEMBERS' EQUITY	5,601,625	3,919,275
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 19,029,925	$ 12,165,970

See notes to statements of financial condition.

LOOP CAPITAL MARKETS, LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

NOTE 1 - Nature of Operations

Loop Capital Markets, LLC (the "Company") is organized as a Delaware limited liability company under the Delaware Limited Liability Company Act. As a limited liability company, the members' liability is limited to the equity in the Company. Profits, losses, contributions, and distributions of the Company are generally allocated in accordance with the respective members' ownership interests.

The Company is an introducing broker and dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). All customer transactions are executed and cleared through another registered broker on a fully disclosed basis.

The Company does not carry security accounts for customers, nor does the Company perform custodial functions relating to customer securities and, accordingly, is exempt from the provision of Rule 15c3-3 of the SEC.

The Company provides municipal, taxable fixed income and equity securities, underwriting services, financial advisory, equity and fixed income research, and trading execution for institutional customers.

NOTE 2 - Summary of Significant Accounting Policies

Revenue Recognition

Equity and fixed income commissions are recorded on a trade-date basis. Underwriting commissions are recorded and earned when all significant items relating to the underwriting cycle have been substantially completed. Financial advisory fees and interest income are recorded when earned.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market accounts with maturities of three months of less at the date of acquisition. The carrying amount of such equivalents approximates their fair value due to the short-term nature of these instruments.

Cash Balance

The Company maintains its cash balances primarily in area banks. Cash balances are insured up to $100,000 per bank by the Federal Deposit Insurance Corporation ("FDIC"). The Company has cash balances on deposit December 31, 2006 and 2005 that exceeded the FDIC insured amounts by $5,201,918 and $4,540,064, respectively.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profits and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis, with related commission income and expense reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Marketable securities are carried at market value.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Furniture and Equipment

Furniture and equipment are stated at cost. Provisions for depreciation and amortization of furniture and equipment are computed under the straight-line method over the estimated useful lives of the assets

Depreciation and amortization expense was $375,104 and $382,359 for the years ended December 31, 2006 and 2005, respectively.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable, but no less than annually. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such losses.

Assets Held Under Capital Lease

Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization expense is computed using the straight-line method over the estimated useful lives of the assets and is included with depreciation expense.

Deferred Rent

In accordance with Statement of Financial Accounting Standards No. 13, *Accounting For Leases*, rent expense for leased office space is recorded on the straight-line method over the terms of the related lease agreement. As a result, recorded rent expense exceeded actual lease payments for the year ended December 31, 2006 by $10,693. For the year ended December 31, 2005, actual lease payments exceeded recorded rent expense by $4,183.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Income Tax

As a limited liability company, the Company elected to be treated as a partnership. Consequently, taxable income or loss is allocated to the members in accordance with the operating agreement and no provision or liability for federal income taxes has been included in the financial statements. The Company is liable for certain state and local income taxes. Accordingly, the financial statements include a state and local tax provision.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation. Such reclassifications had no effect on reported income.

NOTE 3 - Due to Clearing Broker-Dealer

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. At December 31, 2006 and 2005, the Company had amounts due to this clearing broker-dealer totaling $4,917,118 and $4,261,322, respectively.

NOTE 4 - Senior Revolving Line-of-Credit

The Company has a $100 million senior revolving line-of-credit agreement with Harris Trust and Savings Bank ("Harris"), due July 2007, with interest at a rate agreed upon by the Company and Harris from time to time. The agreement is collateralized by certain securities and other property as defined in the agreement.

As of December 31, 2006 and 2005, the Company had no outstanding advances under this revolving line-of-credit agreement.

NOTE 5 - Subordinated Revolving Line-of-Credit

The Company has a $2,500,000 subordinated revolving line-of-credit agreement with Harris, due April 2007, with interest equal to the lesser of the prime rate plus 2.25% or at an adjusted London InterBank Offered Rate ("LIBOR"), as defined in the agreement, plus 5.25%. The prime rate was 8.25% and 7.25% at December 31, 2006 and 2005, respectively and the three-month LIBOR was 5.36% and 4.53% at December 31, 2006 and 2005, respectively. Under the terms of the agreement, the Company is subject to certain restrictive covenants, including minimum capital requirements, capital withdrawals, and maximum aggregate indebtedness.

The Company obtained NASD approval that the borrowings under this agreement are available as capital in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule.

The Company had outstanding advances under this line-of-credit of $2,500,000 as of December 31, 2006 and 2005.

NOTE 6 - Capital Leases

The Company has entered into capital leases to finance the acquisition of certain furniture and equipment.

Future minimum lease payments due under capital lease obligations subsequent to December 31, 2006 are as follows:

Year	Amount
2007	$ 142,681
2008	126,791
2009	6,303
Total minimum lease payments	275,775
Less: amount representing interest	(14,275)
Present value of minimum lease payments	261,500
Less: current portion	(131,844)
Long-term portion	$ 129,656

NOTE 7 - Employee Benefit Plan

The Company maintains an employee 401(k) and profit sharing plan covering substantially all of its eligible employees as defined by the plan. Under the terms of the plan, management may make discretionary matching contributions. The Company made no matching contributions for the years ended December 31, 2006 and 2005.

NOTE 8 - Operating Leases

The Company leases office space in Chicago and New York City under non-cancelable operating leases that expire during various times through January 2014. Additionally, the Company leases office space in various other locations with lease terms of one year or less, which due to the short-term nature of the leases, are not included in the schedule below. The Company is responsible for utilities, real estate taxes, and maintenance on its leased office space.

Future minimum rental payments under non-cancelable operating leases with remaining terms in excess of one year as of December 31, 2006 for each of the next five years and in the aggregate are:

Year	Amount
2007	$ 510,459
2008	517,239
2009	524,187
2010	543,146
2011	552,132
Thereafter	538,368
Total	$3,185,531

Rent expense was $817,237 and $780,870 for the years ended December 31, 2006 and 2005.

NOTE 9 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities through its principal correspondent broker-dealer and others. In the event such parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the correspondent broker-dealer and others. It is the Company's policy to periodically review, as necessary, the credit standing of such correspondent broker-dealer and others.

The Company's cash is primarily held by one major financial institution. Deposits held with this institution exceed the amount of federal insurance provided for such deposits. These deposits may be redeemed upon demand.

NOTE 10 - Commitments and Contingent Liabilities

The Company is an introducing broker, which executes and clears all transactions with and for customers on a fully disclosed basis with another broker. In connection with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers.

LOOP CAPITAL MARKETS, LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

NOTE 11 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) and the capital rules of the NASD, which require the maintenance of minimum net capital and require that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2006 and 2005, the Company had adjusted net capital of $5,240,562 and $4,125,653, respectively, which was $4,983,381 and $3,868,472, respectively, in excess of its required net capital of $257,181 and $250,000, respectively. The Company's ratios of aggregate indebtedness to net capital were 0.74 to 1, and 0.36 to 1, respectively.

NOTE 12 - Regulatory Inquiries

The Company has been examined by both the SEC and the NASD regarding a number of matters including, but not limited to, the Company's political contribution practices and use of consultants under Municipal Securities Rulemaking Board Rules G-37 and G-38. The Company has been cooperating with the examinations and intends to fully cooperate with both the SEC and the NASD. The Company has not been sanctioned in connection with these matters, and it is not possible at this time to predict the likelihood of imposition or the amount of penalties, if any.

END